April 25, 2007
Jason Wynn
Division of Corporation Finance
Mail Stop 7010
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Patch International, Inc.
Preliminary Information Statement on Schedule 14C
Filed April 4, 2007
File No. 0-28627
Dear Mr. Wynn:
The comments of the Staff in its letter dated April 19, 2007, have been addressed in this filing pursuant to your request. The comments are set forth below, together with the Company’s responses, which refer to the EDGAR page, which contains revised disclosure.
To assist the staff in its review of this amended preliminary information statement, we are sending three hard copies of this letter, together with three hard copies of the amended preliminary information statement, marked to show all of the changes. The numbers circled in the margin correspond to the number of the comment.
Preliminary Information Statement on Schedule 14C
General
1.	We note your statement on page 3 that “holders of a majority of the outstanding shares of Common Stock have already voted in favor of” the matters set forth in this information statement (emphasis added). We also note you have referenced NRS 78.390, which provides that a majority of the outstanding shares of voting capital stock entitled to vote on a matter is required in order to amend the Company’s Articles of Incorporation. We finally note your disclosure on page 6 that “The total number of votes that could be cast if a stockholders’ meeting were held to approve the amendments to our Articles of Incorporation is 30,168,263.” This number would apparently include the vote of your one share of Class A Preferred Voting Stock, which is entitled to 500,000 votes. Please clarify whether you received consents from a majority of your outstanding common stock or from a majority of your

Jason Wynn
Securities and Exchange Commission
April 25, 2007

outstanding shares of voting capital stock, which would include the Class A and Class B Preferred Voting Stock. In that regard, please tell us supplementally the persons who executed written consents in favor of the resolutions set forth in this information statement, and tell us the type of securities of Patch International they currently hold (e.g. common stock or preferred stock). We may have further comment.

Response: Complied by revising all references to a “majority of common stock” to a “majority of voting capital stock”. See pages 1, 2, 3 and 6 of the amended preliminary information statement. Please see SCHEDULE 1, attached to this response letter, for the detail of the shareholder consent obtained by the Company.

2.	Please tell us who holds voting and dispositive powers with respect to your Class A Preferred Voting Stock and Class B Voting Stock and whether any of these persons are affiliates of the company or of your officers, directors, or principal shareholders. We may have further comment.

Response: 1286664 Alberta Ltd., an entity wholly owned by Michael Vandale and in its capacity as trustee under two separate Exchange and Voting Trust Agreements, is the holder of record of the Class A and Class B Preferred Voting Stock. Mr. Vandale is an officer, director, and principal shareholder of the Company and votes as a proxy for the Exchangeable Shareholders, expressing the voting preferences of the underlying holders. Mr. Vandale polled the Exchangeable Shareholders and executed the consent, voting the number of shares for the amendments to the Articles of Incorporation equal to the preferences expressed by such holders. Mr. Vandale polled the Exchangeable Shareholders by sending a copy of the shareholder consent to each Exchangeable Shareholder, who executed such consent and returned it to Mr. Vandale. Mr. Vandale received an affirmative response from all of the Exchangeable Shareholders except the following three, who were not available when contacted:

Exchangeable
Name	Shares
Theoren Fleury	75,000
C.M. Ryer Professional Corporation	50,000
Kenneth A. Hobday	20,000
Given the nature of Mr. Vandale’s trustee responsibilities as the owner of 1286664 Alberta Ltd., Mr. Vandale does not have voting and dispositive powers over the Exchangeable Shares in the traditional sense. His ownership is limited by his contractual and common law trustee duties imposed upon him under the Exchange and Voting Trust Agreements. See also page 5 of the amended preliminary information statement.

Jason Wynn
Securities and Exchange Commission
April 25, 2007

Increase in Authorized Shares, page 4
3.	We note the proposed amendment to your Articles of Incorporation increasing the authorized shares of common stock from 25 million to 300 million. Please clearly disclose your current plans to issue the additional shares being authorized. Please disclose the material terms of each issuance transaction, including significant shareholders upon such issuance. For example, we note your disclosure in the Form 8-K filed December 11, 2006 that you would acquire Damascus Energy Inc. in consideration for 11,576,489 common shares of Patch, but as Patch currently had 15,761,774 common shares issued and outstanding and 25,000,000 common shares authorized, Patch would need to increase the number of authorized common shares. We also note your disclosure on page 4 of this information statement that all Exchangeable Shares, Flow-Through Special Warrants, Non-Flow-Through Special Warrants will be automatically converted into an equivalent number of shares of Common Stock upon implementation of the increase in the authorized number of shares of common stock.

Response: Please see the additional disclosure on pages 4 and 5 of the amended preliminary information statement.

4.	Please provide tabular disclosure of the number of shares of common stock outstanding prior to the proposed amendment, the number of shares of common stock to be issued in each transaction upon implementation of the proposed amendment, the total number of shares of common stock to be issued upon implementation of the proposed amendment, and the number of shares of common stock reserved for issuance and the number of shares of common stock unissued and unreserved after implementation of the proposed amendment.

Response: Please see the additional disclosure on page 4 of the amended preliminary information statement.

5.	Please disclose whether you have any other future plans, proposals, or arrangements to issue the additional shares being authorized for any purpose, including future acquisitions and/or financings. If so, please disclose by including materially complete descriptions of the future acquisitions and/or financing transactions. If not, please state that you have no such other future plans, proposals, or arrangements, written or otherwise, to issue any of the additional authorized shares of common stock.

Response: Please see disclosure on page 3 of the amended preliminary information statement.
Change in Stockholder Quorum Requirement, page 5
6.	Please refer to comment 3 above regarding your plans to issue additional shares of common stock being authorized. To help shareholders better understand the impact of this amendment, please provide a stock ownership table that gives effect to all the planned issuances and discloses the holdings of your officers, directors and holders of greater than 5% of your outstanding voting shares. Provide appropriate footnote disclosure as to whether any disclosed parties are affiliates of each other, or are affiliates of the company or its officers or directors.

Response: Please see table on pages 5 and 6 of the amended preliminary information statement.

Jason Wynn
Securities and Exchange Commission
April 25, 2007

7.	We note that the last sentence of the proposed amendment to Article XII also has been changed. In particular, the current language reads “An act by the stockholders of each class or series is approved if a majority of the voting power of a quorum of the class or series votes for the action.” The proposed language reads “An act of the stockholders of each class or series, other than the election of directors, is approved if the number of votes cast in favor of the action exceeds the number of votes cast in opposition to the action.” Please clearly discuss the effect of this change. For example, compare how you will count abstentions and broker non-votes under the current Article XII and under the proposed Article XII.

Response: See added disclosure on page 6 of the amended preliminary information statement.

8.	Please disclose the lowest possible percentage of votes needed in order to approve a resolution as a result to your proposed changes to Article XII. If any shareholders will hold shares in excess of this percentage, please identify them and disclose whether they are affiliates of each other, or of the company or its directors or officers.

Response: The revised Article XII does not allow a person with a given percentage of shares to approve a resolution as a simple matter of voting power. Rather, the revised quorum requirement copies the language of the Nevada Revised Statutes, allowing an action to pass as long as the number of votes in the affirmative exceeds the number of votes in the negative. As you have accurately stated in your Comment 7, once the quorum threshold has been satisfied, broker non-votes and abstentions are omitted for purposes of tallying the affirmative and negative votes. However, a stockholder will not have carte blanche authority to approve an action at a meeting just because she holds 5%, or any other percentage, of the voting shares. Rather, a given stockholder will be able to approve an action at a meeting if that holder’s affirmative shares outnumber all shares voted in the negative. Please refer to the added disclosure on Page 6 of the amended preliminary information statement discussing a hypothetical situation. Theoretically, if all the shares held by officers, directors and more than 5% stockholders voted in favor of an action (approximately 36.5% of the outstanding shares upon conversion into Common Stock of the Exchangeable Shares, Flow-Through Special Warrants, and Non-Flow-Through Special Warrants), but all the remaining outstanding shares voted against the action (approximately 63.5%), the action would not be approved.
Interests of Certain Persons In Matters to be Acted Upon, page 6
9.	We note your statement in this section. We also note, for example, that Mr. Vandale owns approximately 2,325,000 Exchangeable Shares, which will be automatically converted into an equivalent number of shares of common stock upon implementation of the increase in the authorized number of shares of common stock. In light of this, among other factors, please provide us with an analysis of whether the statement in this section is still applicable.

Response: The statement in this section is still applicable because Mr. Vandale will receive the same treatment as all other owners of Exchangeable Shares. Therefore,

Jason Wynn
Securities and Exchange Commission
April 25, 2007

Mr. Vandale, and all other affiliates, will not receive extra or special benefit from the increase in authorized common stock which is not shared on a pro rata basis by all other holders of Exchangeable Shares in accordance with their respective interests.
Voting Securities and Principal Holders Thereof, page 6
10.	Please update the information in this section as of the most recent practicable date.

Response: The information in this section is up to date as of the most recent relevant date: March 14, 2007. This is the date that matters with respect to the determination of the ownership of voting capital stock. Updating the information in this section as of any other date would create a confusing and misleading disclosure. See the response to Comment 6 for a table that includes the other types of securities that will be converted upon implementation of the amendments to the Articles of Incorporation.

11.	We note your footnote 1 of the beneficial ownership table starting on page 6. As it appears that the Class A Preferred Voting Stock and Class B Voting Stock are “voting securities,” tell us whether they have been properly disclosed in this table. If these shares have been included in the table, please provide appropriate footnote disclosure indicating which entities hold the preferred voting stock.

Response: As explained in response to Comment 2, Mr. Vandale only exercises the voting rights associated with the Class A and Class B Preferred Voting Stock upon polling the underlying Exchangeable Shareholders. Therefore, the voting and dispositive rights associated with Class A and Class B Preferred Voting Stock truly belong to the Exchangeable Shareholders and are not properly attributed to Mr. Vandale except to the extent of the Exchangeable Shares he owns. Thus, the table referred to in this Comment 11 properly includes the Exchangeable Shares, attributing ownership thereof to the various Exchangeable Shareholders, and properly excludes the Class A and Class B Preferred Voting Stock. See additional explanation in the response to Comment 12.

12.	Please provide further clarification as to the nature of the “Exchangeable Shares.” For example, we note that on page 4, you have defined “Exchangeable Shares” as 9,926,489 outstanding shares of Series A Preferred Stock of Patch Energy, which is a wholly owned subsidiary of Patch International. We note, however, that footnotes 2 through 7 of the beneficial ownership table relate to “Exchangeable Shares” and that footnote 1 refers to “30,168,263 voting shares outstanding.” Please clarify. In your explanation, tell us whether the Preferred Stock of Patch Energy have voting rights with respect to matters relating to Patch International. Tell us whether you have included both the Exchangeable Shares and the Class A Preferred Voting Stock plus Class B Voting Stock in this table.

Response: Please see the responses to Comments 2, 6, and 11. The Exchangeable Shares do not have voting rights in the Company. Rather, the Exchangeable Shares represent the right to obtain Common Stock in the future. Therefore, the

Jason Wynn
Securities and Exchange Commission
April 25, 2007

Exchangeable Shares have been included in the table showing beneficial ownership on March 14, 2007.

The Exchangeable Shares are included in the 30,168,263 voting shares outstanding as the only logical unit of division for the voting rights represented by the Class A and Class B Preferred Voting Stock. The Class A and Class B Preferred Voting Stock are not part of Michael Vandale’s beneficial ownership because he is not the beneficial owner of the right to vote those shares.

Furthermore, once the Exchangeable Shares are converted into shares of the Company’s Common Stock, the shares of Class A and Class B Preferred Voting Stock held by 1286664 Alberta Ltd. will no longer have voting rights as defined by the Certificate of Designation. In particular, the Certificate of Designation provides: “the maximum number of votes attached to the Preferred Voting Share shall be that number of shares of common stock of Patch into which the Exchangeable Shares issued in conjunction with the Preferred Voting Share and at that time outstanding are then exchangeable” (emphasis added). To strengthen that provision, the Certificate of Designation further explains: “Votes attached to the Preferred Voting Share may only be counted to the extent of the number of common shares of Patch into which the Exchangeable Shares issued in connection with the Preferred Voting Share and then outstanding have recorded a vote on the matter.” Therefore, the Class A and Class B Preferred Voting Stock may only vote that number of common stock into which the Exchangeable Shares then outstanding are convertible and which are represented by the recorded intentions of the Exchangeable Stockholders.
Please contact the undersigned with any additional questions or comments you may have.
Sincerely,
/s/ Dean M. Smurthwaite
Dean M. Smurthwaite
cc: Patch International Inc.

SCHEDULE 1
Patch International Inc.
List of Holders of Voting Capital Stock that Signed the
Consent Authorizing Amendments to Articles of Incorporation

	Exchangeable	Exchangeable
	Shares	Shares
	Underlying the	Underlying the
	Class A Preferred	Class B Preferred
Name	Voting Stock	Voting Stock	Common Shares	Total

Bounty Developments — By Paul S. Clark	4,341,489	—	437,500	4,778,989

Michael Vandale	2,325,000	—	99,960	2,424,960

1284810 Alberta Ltd. — By David Lane	1,000,000	—	—	1,000,000

Accretive Limited Partnership — By Michael Charlton	300,000	—	—	300,000

Accretive Flow-Through 2005 Limited Partnership — By Michael Charlton	300,000	—	—	300,000

Curtis Stewart	200,000	—	—	200,000

Donald Edwards	150,000	—	20,000	170,000

Sheldon Inwentash	150,000	—	—	150,000

Power One Capital Corp.	150,000	—	—	150,000

Ron Rochon	100,000	—	—	100,000

Ronald Holmes	50,000	—	—	50,000

Paul Moynihan	50,000	—	—	50,000

Aaron Serhan	50,000	—	—	50,000

Dean Ehrmantraut	25,000	—	—	25,000

Vern Armitage	25,000	—	—	25,000

Troy Nagy	25,000	—	—	25,000

Trent McCleary	20,000	—	—	20,000

D. Alan Ross Professional Corporation — By D. Ross	20,000	—	—	20,000

Mark Bentsen	—	250,000	100,000	350,000

Rod Maxwell	—	250,000	75,000	325,000

Highland Capital Corporation — By B. Todd	—	—	700,000	700,000

David Stadnyk	—	—	585,000	585,000

Bill Cowden	—	—	250,000	250,000

Teresa Bentson	—	—	230,300	230,300

Bel Cal Holdings, Ltd.	—	—	200,000	200,000

Wael Aggan	—	—	200,000	200,000

George Tsafalas	—	—	125,000	125,000

Greg Belzberg	—	—	100,000	100,000

Terry Buchanan	—	—	100,000	100,000

Winston Gaskin	—	—	100,000	100,000

Rodger Stewart	—	—	100,000	100,000

Heather Stewart	—	—	100,000	100,000

Canadian Small Cap 2006 No.1 LP	—	—	100,000	100,000

Canadian Small Cap 2006 No.2 LP	—	—	100,000	100,000

T. Chen Fong	—	—	100,000	100,000

Michael Lang	—	—	100,000	100,000

Robert Sali	—	—	100,000	100,000

Jeff Morden	—	—	100,000	100,000

Daniel Burns	—	—	100,000	100,000

Tarek El Gillani	—	—	80,000	80,000

David Bartos	—	—	75,000	75,000

	Exchangeable	Exchangeable
	Shares	Shares
	Underlying the	Underlying the
	Class A Preferred	Class B Preferred
Name	Voting Stock	Voting Stock	Common Shares	Total

Delton Campbell	—	—	75,000	75,000

Gary Heidinger	—	—	50,000	50,000

Trever Johnson	—	—	50,000	50,000

W.Y. Svrcek Engineering Ltd. — By Wally Svrcek	—	—	50,000	50,000

Brian Oberback	—	—	50,000	50,000

Thomas Canevagh	—	—	50,000	50,000

Michael Mansfield	—	—	50,000	50,000

Rolwen Inc. — By W.R. Davis	—	—	50,000	50,000

Cory Loverin	—	—	44,000	44,000

Chris Owen	—	—	40,000	40,000

Jason Dagenais	—	—	38,000	38,000

Dan Macinnis	—	—	30,000	30,000

Julie D. Johnson	—	—	30,000	30,000

Jean Guy Certinier	—	—	30,000	30,000

John Carsten	—	—	26,000	26,000

Keays Investment Corp — By H. Keays	—	—	25,000	25,000

Phil Bentivoglio	—	—	25,000	25,000

Joe Meliambro	—	—	25,000	25,000

Daniel Mesrobain	—	—	25,000	25,000

Stuart Tetarenko	—	—	25,000	25,000

Donald R. Planche	—	—	25,000	25,000

Flagship Investments Ltd.	—	—	25,000	25,000

Jim Genereux	—	—	25,000	25,000

Kathleen Cavenagh	—	—	25,000	25,000

Jacques Rostenne	—	—	25,000	25,000

Gary Lang	—	—	25,000	25,000

Chris Hunt	—	—	25,000	25,000

Chris Dabbs	—	—	25,000	25,000

Arthur Bain	—	—	25,000	25,000

Neil Horbachewski	—	—	25,000	25,000

Alen Gale (not cole)	—	—	25,000	25,000

Ward Carlson	—	—	20,000	20,000

Graham Veale	—	—	15,000	15,000

John P. Thornton	—	—	15,000	15,000

Total votes verified to shareholder lists	9,281,489	500,000	5,490,760	15,272,249

Total Number of voting capital stock	9,426,489	500,000	20,241,774	30,168,263

Percentage of total shares signing consent in favor of amendments	98.46%	100.00%	27.13%	50.62%